ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the nine months ended September 30, 2007 and the audited financial statements for the year ended December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles, which are publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of November 8, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa.

The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four main areas or "limbs". Most PGM production from the Bushveld Complex to date has been derived from the Merensky and UG2 reefs, which are the main PGM-bearing horizons on the eastern and western limbs of the Bushveld. The PGM-bearing horizon on the northern limb, called the Platreef, tends to be nearer to the surface and is wider than those on the other limbs, and so has potential for the discovery and development of large-scale deposits that are amenable to open pit mining.

Anooraq has interests in early to advanced stage exploration projects, the most advanced of which are the Ga-Phasha PGM Project (“Ga-Phasha Project”) on the eastern limb and the Boikgantsho PGM Project

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(“Boikgantsho Project”) on the northern limb of the Bushveld. Both of these projects are 50/50 joint ventures with Anglo Platinum Limited (“Anglo Platinum”).

For the past two years, work has mainly been focused on the Ga-Phasha Project. Results of this work in 2007 include:

  A resource update for the UG2 deposit announced in May 2007, indicating an overall increase in the resources and, in particular, the measured and indicated categories. Work continues on a pre- feasibility study of UG2.

  A resource update for the Merensky Reef deposit in October 2007, indicating an overall increase in the resources and, specifically, in the indicated and inferred categories.

On September 4, 2007, Anooraq and Anglo Platinum announced that they had entered into a detailed transaction framework agreement (the “TFA”) which, if implemented, would transform Anooraq into an independent and significant PGM producer.

Anooraq-Anglo Platinum Transaction Framework Agreement

Pursuant to the TFA, Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) and an effective 1% controlling interest in the Ga-Phasha Project for a total cash consideration of South African Rand 3.6 billion (approximately C$530 million). The parties have also reached agreement, in principle, for the sale of an additional effective 1% controlling interest in both the Boikgantsho Project and the Kwanda PGM Project (“Kwanda”) to Anooraq. This means that Anooraq will own and control Lebowa Platinum Mines as well as the Ga-Phasha, Boikgantsho and Kwanda projects through its 51% control interest, with 49% held by Anglo Platinum. These interests will be held through a new holding company (“Lebowa Holdco”).

The transaction is subject to a number of conditions and is expected to close during the first half of 2008. Certain of these conditions include:

  completion of confirmatory due diligence;

  completion of definitive transaction agreements;

  regulatory approvals;

  stock exchange approvals;

  completion of financing; and

  shareholder approvals, as required.

Lebowa, currently 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex.

  Lebowa platinum mine consists of a vertical shaft and declines with underground operations mining the Merensky and UG2 Reefs. In the fiscal year ended December 2006, annual refined production was 202,500 ounces of platinum, palladium, rhodium and gold (“4E”), including 109,200 oz of platinum from its 140,000 tonnes per month (“tpm”) operation.

ANOORAQ RESOURCES CORPORATION
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MANAGEMENT'S DISCUSSION AND ANALYSIS

  The scale of the mining operations at Lebowa is currently being increased to reflect the true quality of the mineral deposits. The Middelpunt Hill UG2 and Brakfontein Merensky expansions will increase production to about 245,000 tpm, producing about 430,000 4E oz, including 200,000 oz of platinum, by 2012.

  Upon completion of the transaction, Anooraq’s attributable share of the Lebowa production will be 51% of Lebowa production, or approximately 103,300 4E ounces (based on 2006 production). Upon completion of the Lebowa expansions announced to date, it is estimated that Anooraq’s attributable share will increase to approximately 219,300 4E ounces annually.

  Operational control of the assets within Lebowa Holdco will pass to Anooraq on implementation of the transaction agreements.

  Additional expansion projects at Lebowa on both the Merensky and UG2 Reef horizons are at an advanced stage of evaluation. Anooraq and Anglo Platinum believe there is scope for expansion of current operations to 350,000 tpm.

  Lebowa has significant mineral reserves and resources which, according to Anglo Platinum’s Annual Report, at 31 December 2006, were:

o	proved and probable mineral reserves of 23.0 million tonnes grading 4.29 g/t 4E in the Merensky Reef and 42.5 million tonnes grading 5.30 g/t 4E in the UG2 Reef, plus

o	measured and indicated resources of 48.7 million tonnes grading 5.61 g/t 4E in the Merensky Reef and 171.0 million tonnes grading 6.76 g/t 4E in the UG2 Reef, and

o	additional extensive inferred resources in both the Merensky and UG2 Reef horizons.

As the Ga-Phasha Project is contiguous to Lebowa, Anooraq believes that it will be able to exploit significant synergies between the two operations. Additionally, as Lebowa Holdco will be a stand-alone company, it will be able to advance operations and the projects at Lebowa and Ga-Phasha in accordance with its own mines and project scheduling.

Anooraq plans to fund the purchase consideration through a combination of debt and equity.

In conjunction with these transactions and consistent with meeting Anooraq’s stated BEE objectives, the following management changes were effected. Ronald Thiessen has relinquished the role as President and CEO and will remain a non-executive director. Tumelo Motsisi, former deputy CEO and Managing Director, has been appointed as Acting President and CEO of Anooraq.

1.2.1	Ga-Phasha PGM Project, Eastern Limb

The Ga-Phasha Project is located approximately 250 kilometers northeast of Johannesburg. The property encompasses the Klipfontein 465KS (“Klipfontein”), Paschaskraal 466KS (“Paschaskraal”), De Kamp 507KS (“DeKamp”) and Avoca 472KS (“Avoca”) farms. The Ga-Phasha Project has significant mineral resources outlined in the Merensky and UG2 Reefs that are open to further expansion.

Anooraq acquired its interest in the project by way of a reverse takeover transaction (“RTO”) with Pelawan Investment Holdings (Pty) Ltd. in 2004 (further details below).

ANOORAQ RESOURCES CORPORATION
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MANAGEMENT'S DISCUSSION AND ANALYSIS

Anglo Platinum is the operator of the Ga-Phasha Project. Prior to the involvement of Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha Project. This work has continued since Anooraq acquired its interest in 2004. South African consultants, Global Geo Services (Pty) Ltd. carried out an initial resource estimate on behalf of Anooraq at that time.

New mineral resource estimates were announced in May 2007 for UG2 on the Paschaskraal and Klipfontein farms, and in October 2007 for the Merensky Reef deposit on the Paschaskraal and Klipfontein farms and for the UG2 and Merensky Reefs on the Avoca and DeKamp farms. The results of updated resource estimates were provided to Anooraq by Anglo Platinum and these are described in work in 2007.

Anooraq-Pelawan Agreement

In January 2004, the Company entered into an agreement with Pelawan Investments (Proprietary) Limited (“Pelawan”), a private South African Black Economic Empowerment (“BEE”) company, pursuant to which the Company and Pelawan combined their respective PGM assets, comprising the Company's northern limb projects and Pelawan's 50% participation interest in the Ga-Phasha Project. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber 277 (Proprietary) Limited ("Micawber") and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totaling ZAR15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber, a private South African corporation owned 50% by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines (“RPM”) and 50% by Anooraq through its wholly owned South African subsidiary Plateau Resources (Pty) Ltd (“Plateau”). The 50/50 joint venture between Plateau and RPM is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

On March 28, 2005, Pelawan sold 7.9 million of the Anooraq shares it was permitted to sell under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust were distributed to Pelawan’s shareholder base, comprising 15 broadly-based BEE entities, including women investment groups, cultural trusts and Limpopo-based groups within those areas where Anooraq’s proposed mining activities are situated.

The share exchange agreement which gave effect to the business combination of the Company provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

order to maintain that minimum. Such 52% minimum shareholding allowed for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally, the Finalization Date was September 30, 2005, but was subsequently extended by agreement in November 2005 between Anooraq and Pelawan,.

The share exchange agreement further provided that, to the extent that no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and to safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

As neither additional financings nor bankable feasibility studies for the Projects were completed by Anooraq as at September 30, 2005, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing as contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)

Anooraq issued to Pelawan 36 million common shares (“Adjustment Consideration Shares”), representing a 50% reduction in the number of shares potentially to be issued under the original RTO transaction terms. The 36 million Adjustment Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

(ii)

Anooraq issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement. Pelawan will thus not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of any taxes. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose of that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled BEE company, in compliance with undertakings given by Pelawan and the Company in favor of the South African Reserve Bank and Anglo Platinum Limited.

Financings

In November 2006, the Company, through its wholly owned subsidiary Plateau, entered into a 70 million ZAR term loan agreement with Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo Platinum Limited. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa. The first interest payment is due and payable in January 2008, with other subsequent interest payments due and payable in six month intervals thereafter. The final repayment date for the loan will be on September 30, 2010, however, the agreement allows for early repayment. The Company is required to spend 85% of the loan amount to fund work towards the preparation of and operational expenditures contemplated in a bankable feasibility study for the Ga-Phasha Project. Pursuant to security agreements entered into in connection with the loan, the Company has ceded, as security, its interest in Micawber.

Project Activities

UG2 Pre-feasibility Study

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Work continues on the pre-feasibility study based on the UG2 mineral resources. A detailed timetable of further studies as well as a project timetable toward a Bankable Feasibility Study will be released after the completion of the PFS.

A program review took place between April and October 2006, in which several approaches were considered to optimize mining of the deposits at the Ga-Phasha Project. The review confirmed that the UG2 deposit remains the primary focus for development and the Merensky Reef warrants further study through additional drilling programs.

As a result of this work, Anooraq and Anglo Platinum agreed on the parameters of, and engaged an independent project manager to conduct, a Pre-feasibility Study (“PFS”) for the Project. The PFS will consist of a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface, and will also seek to identify a single preferred option by which to proceed to the bankable feasibility phase. The PFS will also contemplate optimizing economies of scale between the Parties’ operations on the northeastern limb of the Bushveld Complex, and in that regard, will evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum’s Twickenham Platinum Mine and the Ga-Phasha Project.

Resource Updates

Updated resource estimates were announced for the UG2 and Merensky Reef deposit, in May 2007 and October 2007, respectively, based on drilling to mid 2006 by Anglo Platinum.

The UG2 and Merensky Reef mineral resources were estimated using a geostatistical method, and were categorized according to the South African Code for Reporting Mineral Resources and Mineral Reserves (the “SAMREC Code”) March 2000 guidelines by Anglo Platinum’s in-house qualified person for the project, Gordon Chunnett, Pr.Sci.Nat. In his opinion, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result. Technical reports were filed on www.sedar.com in June and October 2007.

UG2 Deposit

The mineral resource estimate for the UG2 Reef deposit only is based on drilling results on the Ga-Phasha property from 583 UG2 intersections either as single drill holes or drill holes containing deflections. The UG2 resource data tabulated below includes only resources lying within a minimum potential mining width of 0.90 meter, established through a combination of model estimates of the geotechnical hanging wall thickness, the UG2 reef thickness and a minimum footwall dilution of 0.10 meter; the grade and width contributions are density and length weighted to report the resource cut.

For the Paschaskraal and Klipfontein farms, the weathered and oxidized horizon, indicated as “Regolith” below, extends to an average depth of 40 meter below surface; other horizons are defined by geological loss factors (related to the presence of potholes or other structural features in the reefs). The following factors have been applied to each horizon: Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and

ANOORAQ RESOURCES CORPORATION
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MANAGEMENT'S DISCUSSION AND ANALYSIS

inferred). Mineral Resources for the Avoca and De Kamp farms have been estimated over a minimum 0.9 meter width, but honoring reef widths (average shown in the table). Grades, widths and specific gravity values are derived from the up-dip resources for Paschaskraal (for De Kamp) and Klipfontein (for Avoca). An average geological loss factor of 25% was applied to the tonnage estimate.

UG2 REEF RESOURCE CUT MINERAL RESOURCES[1,4] OVER A MINIMUM WIDTH OF 0.90 m
	RESOURCE CLASSIFICATION	WIDTH (m)	TONNAGE AFTER GEO LOSS (millions tonnes)	4PGE[2] g/t	Pt3 g/t	Pd3 g/t	Rh3 g/t	Au3 g/t	CONTENT 4PGE ounces[5] (millions)
PASCHASKRAAL & KLIPFONTEIN FARMS
REGOLITH	MEASURED	0.90	0.97	6.33	2.74	2.99	0.49	0.11	0.20
	INDICATED	0.92	1.43	6.45	2.74	3.08	0.52	0.12	0.30
	INFERRED	0.92	1.13	6.28	2.68	2.99	0.50	0.11	0.23
MINING FOOTPRINT	MEASURED	0.90	7.17	6.74	2.80	3.28	0.55	0.12	1.55
	INDICATED	0.90	0.07	7.04	2.91	3.41	0.60	0.13	0.02
REMNANT	MEASURED	0.91	16.71	6.40	2.71	3.05	0.54	0.11	3.44
	INDICATED	0.91	55.95	6.56	2.77	3.14	0.53	0.11	11.79
	INFERRED	0.95	67.36	6.47	2.72	3.09	0.54	0.11	14.02
TOTAL MEASURED+INDICATED		0.91	82.30	6.53	2.76	3.13	0.53	0.11	17.30
TOTAL INFERRED		0.95	68.49	6.47	2.72	3.09	0.54	0.11	14.25
AVOCA & DE KAMP FARMS
TOTAL INFERRED		0.96	118.11	6.49	2.73	3.11	0.54	0.12	24.63

Notes for UG2 Table (above):

1A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.
2 4PGE = platinum + palladium + rhodium + gold
3 Grades for individual elements are estimated from prill assays and used to tally 4PGE.
4 The resource estimate represents 100% of the Ga-Phasha resource of which 50% is attributable to Anooraq. 5 Metallurgical recoveries are assumed to be 100%.

Merensky Reef

The Merensky Reef estimate is based on drilling to 2006 from 257 intersections either as single drill holes or drill holes containing deflections in the Merensky Reef. For the farms Paschaskraal and Klipfontein farms, the weathered and oxidized horizon, indicated as “Regolith” below, extends to an estimated depth of 40 meters below surface. A 27% geological loss factor, related to the presence of potholes or other structural features in the reefs, has been applied to each horizon. The resource cut width was established through a combination of model estimates of a hanging wall thickness of 0.10 meter, the Merensky Reef thickness and a minimum footwall dilution of 0.10 meter, plus composited footwall components greater than 2.0 g/t PGE were also included in the resource cut; the grade and width contributions are specific gravity and length weighted. Mineral Resources for the Avoca and De Kamp farms have been estimated over a minimum 0.9 meter width, but honoring reef widths (average shown in the table). Grades, widths and specific gravity values

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MANAGEMENT'S DISCUSSION AND ANALYSIS

are derived from the up-dip resources for Paschaskraal (for De Kamp) and Klipfontein (for Avoca). A geological loss factor of 32% was applied.

MERENSKY REEF RESOURCE CUT MINERAL RESOURCES[1,4] OVER A MINIMUM WIDTH OF 0.90 m
	RESOURCE CLASSIFICATION	WIDTH (meters)	TONNAGE AFTER GEO LOSS (millions tonnes)	4PGE[2] (g/t)	Pt3 (g/t)	Pd3 (g/t)	Rh3 (g/t)	Au3 (g/t)	CONTAINED 4PGE ounces[5] (millions)
PASCHASKRAAL & KLIPFONTEIN FARMS
REGOLITH	MEASURED	1.44	0.83	4.05	2.44	1.25	0.14	0.23	0.11
	INDICATED	1.52	4.15	4.16	2.52	1.23	0.13	0.28	0.55
	MEASURED + INDICATED	1.51	4.98	4.14	2.51	1.23	0.13	0.27	0.66
REMNANT	MEASURED	1.48	7.54	4.35	2.63	1.33	0.15	0.24	1.05
	INDICATED	1.38	44.05	4.70	2.94	1.30	0.17	0.28	6.65
	MEASURED + INDICATED	1.40	51.59	4.65	2.89	1.30	0.17	0.27	7.71
	INFERRED	1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14
TOTAL MEASURED + INDICATED		1.43	56.57	4.61	2.86	1.29	0.17	0.27	8.37
TOTAL INFERRED		1.28	57.51	4.40	2.67	1.30	0.16	0.28	8.14
AVOCA & DE KAMP FARMS
TOTAL INFERRED		1.30	122.5	4.48	2.71	1.33	0.16	0.28	17.64

Notes for Merensky Reef Table (above):

1A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.
2 4PGE = platinum + palladium + rhodium + gold
3 Grades for individual elements are estimated from prill assays and used to tally 4PGE.
4 The resource estimate represents 100% of the Ga-Phasha resource of which 50% is attributable to Anooraq. 5 Metallurgical recoveries are assumed to be 100%.

1.2.2	Platreef Projects, Northern Limb

Prior to January 2004, Anooraq mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Bushveld’s Northern Limb. Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and RPM, which has an open pit operation nearby, formed the Boikgantsho Joint Venture (“Boikgantsho JV"), with Anooraq as the operator. Most of Anooraq’s work on the Northern Limb has been focused on the Boikgantsho JV ground, mainly taking place prior to the end of 2005. In December 2006, Anooraq received new order rights for the farms Rietfontein 2 KS, Malokongskop 780 LR and Drenthe 778 LR, which are a portion of its properties on the Northern Limb of the Bushveld Complex.1

___________________________

1 New Order Prospecting Rights have been converted from ‘old order prospecting rights’ into prospecting rights in terms of the Mineral and Petroleum Resources Development Act, 2002.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq also holds several other early exploration stage properties on the Northern Limb. At Rietfontein, Ivanhoe Nickel and Platinum Ltd. ("Ivanplats") is earning an interest by carrying out exploration in conjunction with work on its adjacent Turfspruit farm. Ivanplats outlined mineralization on the Rietfontein farm through drilling in 2001. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

1.2.2.1	Boikgantsho JV Project

The objective of the Boikgantsho JV is to explore and develop PGM deposits on the Drenthe and Witrivier farms and the northern portion of the Overysel farm, located immediately to the south of the Drenthe farm. Drilling under the JV in 2004 expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits, which gave positive returns. Anooraq also completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program was designed to define measured mineral resources within the deposit and advance the project toward a feasibility study.

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau, entered into a joint venture agreement with Potgietersrust Platinum Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Anooraq made its required expenditures by the end of 2004, and now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Project Activities

A preliminary assessment of a potential open pit development of the Drenthe and Overysel North Deposits, based on mineral resources outlined to September 2004, was completed during the first quarter of 2005. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filed at www.sedar.com.

Drilling in 2005 focused on the Drenthe deposit. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. One hundred and thirty-six vertical holes, totaling approximately 24,400 meters, were drilled at 50-metre intervals along 50-metre spaced lines. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. An independent consultant was engaged to update the deposit database and estimate of the mineral resources.

Results from the updated resource model and recommendations from the preliminary assessment will be followed up by pre-feasibility work. Currently, however, the Company is focused on advancing the Ga-Phasha Project.

Work in 2007

Planning is underway to resume work on the Boikgantsho pre-feasibility study in 2007.

1.2.3	Market Trends

Platinum prices have been increasing for the past three years and averaged US$1145/oz in 2006. Platinum has continued to increase in 2007, averaging approximately US$1283/oz to the end of October. Palladium prices declined in 2005, averaging approximately US$201/oz, but have been increasing since that time. Palladium prices averaged US$323/oz in 2006, and have averaged approximately US$357/oz over the first nine months of 2007. Gold prices continued a strong uptrend in 2006, averaging US$604/oz, compared to US$445/oz in 2005. Gold prices decreased in late 2006-early 2007, but have been increasing since mid January 2007, and have averaged approximately US$675/oz to the end of October.

Base metal prices have been strengthening for some time. Copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to the end of October is US$3.24/lb.

Nickel prices averaged US$6.60/lb in 2005, an increase from US$6.24/lb in 2004. In the past two years, nickel prices have seen substantial increases, averaging US$10.55/lb in 2006 and US$17.03/lb over the first nine months of 2007.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The following selected annual information is derived from the Company’s audited financial statements for the years ended December 31, 2006, 2005 and 2004, and is prepared in accordance with Canadian generally accepted accounting principles.

	December 31	December 31	December 31
	2006	2005	2004

Current assets	$13,177,004	$5,159,433	$15,787,528
Mineral property interests	8,240,751	8,502,000	8,494,358
Other assets	411,167	174,163	197,995
Total assets	21,828,922	13,835,596	24,479,881

Current liabilities	1,034,144	378,997	1,413,234
Long term liabilities	11,818,677	–	–
Shareholders' equity	8,976,101	13,456,599	23,066,647
Total liabilities and shareholders' equity	$21,828,922	$13,835,596	$24,479,881

	Year ended	Year ended	14 months ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Expenses
Accounting, audit and legal	$690,132	$474,422	$479,731
Amortization	30,862	48,503	39,121
Conference and travel	360,959	646,992	486,481
Consulting	168,457	965,720	536,216
Exploration	720,463	5,191,818	7,821,145
Foreign exchange loss (gain)	(34,817)	68,720	145,199
Gain on disposal of equipment	(41,291)	–	–
Interest expense	253,071	–	–
Interest income	(117,829)	(119,779)	(485,452)
Office and administration	354,353	551,278	457,571
Salaries and benefits	1,511,874	1,659,465	834,223
Shareholders communications	289,824	260,155	342,848
Trust and filing	415,440	85,254	159,633
Subtotal	4,601,498	9,832,548	10,816,716
Stock based compensation	24,346	2,536,253	2,466,548
Future income tax recovery	(121,000)	(65,000)	–
Write-off (recovery) of amounts receivable	–	–	(256,000)
Loss for the year	$4,504,844	$12,303,801	$13,027,264

Loss per share	$0.03	$0.08	$0.18

Weighted average number of common shares
outstanding (thousands)	148,220	148,107	73,017

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2007	2007	2007	2006	2006	2006	2006	2005
Current assets	9,296	10,462	11,326	13,177	2,337	3,143	4,103	5,159
Mineral properties	9,078	8,333	8,399	8,241	8,600	8,211	8,493	8,502
Other assets	104	72	387	411	98	103	161	174
Total assets	18,478	18,867	20,112	21,829	11,035	11,457	12,757	13,835

Current liabilities	2,934	1,285	238	1,034	478	311	273	379
Long term liabilities	8,574	10,246	11,703	11,819	–	–	–	–
Shareholders’ equity	6,967	7,335	8,171	8,976	10,557	11,146	12,484	13,456
Total liabilities and
shareholders’ equity	18,478	18,867	20,112	21,829	11,035	11,457	12,757	13,835

Working Capital	6,360	9,177	11,088	12,143	1,859	2,832	3,830	4,780

Expenses
Exploration	22	49	33	152	42	466	92	15
Conference and travel	29	19	103	218	17	38	88	208
Consulting	30	7	79	(133)	222	27	53	86
Foreign exchange loss (gain)	(192)	(65)	(262)	231	(117)	(159)	9	202
Interest on term loan	465	542	416	253	–	–	–	–
Interest expense (income)	(103)	(212)	(167)	(95)	16	(12)	(28)	(27)
Accounting, audit and legal	47	37	103	102	205	216	167	173
Gain on disposal of fixed asset	–	–	–	(19)	(11)	(11)	–	–
Office and administration	78	111	91	102	79	102	71	121
Salaries and benefits	488	634	330	394	335	408	375	465
Shareholder communications	60	74	58	112	38	78	61	40
Trust and filing	31	57	142	288	29	15	84	3
Subtotal	955	1,253	926	1,605	855	1,168	972	1,286
Stock-based compensation -
exploration	–	–	–	–	(2)	(6)	24	(155)
Stock-based compensation -
office and administration	–	–	1	–	(1)	(3)	13	(367)
Future income tax expense
(recovery)	–	(1)	(1)	(25)	4	(100)	–	117
Loss for the period	955	1,252	926	1,580	856	1,059	1,009	881

Basic and diluted loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

Weighted average number of
common shares outstanding	184,770	154,822	148,228	148,220	148,220	148,220	148,220	148,107

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The loss for the nine months ended September 30, 2007 was $3,132,714 compared to a loss of $2,924,363 for the nine months ended September 30, 2006. This increase in loss was due mainly to an increase in interest expenses as a result of the Company’s term loan with Rustenburg Platinum Mines Limited and additional salary and benefits. This increase was offset by decreased exploration activity. The Company recorded a loss of $0.02 per share for the nine months ended September 2007 compared to a loss of $0.02 per share for the same period of 2006.

Exploration expenditures decreased to $103,508 for the nine months ended September 30, 2007 (2006 –$599,724) as a result of reduced activity at the Boikgantsho and Ga-Phasha projects.

Accounting, audit and legal for the nine months ended September 30, 2007 decreased to $187,518 (2006 – $588,419), mainly due to reduced legal advisory fees and costs incurred on the Company’s listing on the Johannesburg Stock Exchange in the prior year. Office and administration for the nine months ended September 30, 2007 increased to $279,958 (2006 – $252,436) and salaries and benefits increased to $1,450,976 (2006 – $1,118,423) as a result of salary adjustments and additional employees.

Conference and travel costs incurred for the nine months ended September 30, 2007 amounted to $151,280 compared to $142,958 for the same period in 2006. These costs relate mainly to travel by management personnel to mining conferences.

Trust and filing for the nine months ended September 30, 2007 increased to $230,490 (2006 – $127,564). The increase in trust and filing costs is due to additional regulatory filing costs associated with the Company’s listing on the Johannesburg Stock Exchange.

The Company recorded interest expense of $1,507,327 for the nine months ended September 30, 2007 (2006 – nil). The interest expense is mainly due to accrued interest on the Company’s November 2006 term loan with Rustenburg Platinum Mines Limited. Interest income increased to $566,190 for the nine months ended September 30, 2007 (2006 – $22,911) as a result of a higher cash balance compared to the same period in the prior year.

The Company also recorded a foreign exchange gain of $519,508 (2006 – $267,748). The gain is due to the strengthening of the Canadian dollar against the South African Rand. A significant amount of the Company’s liabilities are denominated in South African Rand.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

At September 30, 2007, the Company had working capital of approximately $6.4 million as compared to $12.1 million at the end of the 2006 fiscal year. The cash position at September 30, 2007 was approximately $8.8 million.

Anooraq's sources of capital are primarily equity investment and most recently a term loan. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at September 30, 2007 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2007. Future programs may be deferred and operations curtailed if additional funding is not secured. However, the Company anticipates being able to raise additional financing.

The Company had 185,054,407 common shares outstanding at September 30, 2007. As the Company continues on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time. In June 2007, Anooraq issued to Pelawan 36 million common shares (“Adjustment Consideration Shares”), representing a 50% reduction in the number of shares potentially to be issued under the original RTO transaction terms. Please refer to discussion in Section 1.2.1.

On September 4, 2007, the Company and Anglo Platinum Limited (“Anglo Platinum”) announced that they had entered into a detailed transaction framework agreement (the “TFA”) whereby Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) and an effective 1% controlling interest in the Ga-Phasha PGM Project (“Ga-Phasha”) for a total cash consideration of South African Rand 3.6 billion (approximately C$530 million). The parties have also reached an agreement, in principle, for the sale of an additional effective 1% controlling interest in both the Boikgantsho PGM Project (“Boikgantsho”) and the Kwanda PGM Projects (“Kwanda”) to Anooraq. Consequently, the Company will be required to undertake a financing to complete this transaction.

The Company’s tabular disclosure of contractual obligations at September 30, 2007 is as follows:

Payments due by period
	Total	Less than 1 year	1 to 3 years	3-5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	16.6m	2.7m	13.9m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	16.6m	2.7m	13.9m	Nil	Nil

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Other than previously disclosed, the Company has no other capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company’s long term debt obligations are denominated in South African Rand (“ZAR”). Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 Canadian dollar = 6.91ZAR.

1.7	Capital Resources

At September 30, 2007, Anooraq had working capital of approximately $6.4 million as compared to $12.1 million at the end of the 2006 fiscal year. The Company had approximately 185 million common shares outstanding at September 30, 2007.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the nine months ended September 30, 2007 HDI billed Anooraq $457,785 as compared to $701,765 for the same period of 2006 for such services and cost reimbursements.

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shared certain premises and other facilities in 2006 with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

During the nine month period ended September 30, 2007, the Company paid or accrued $25,111 (nine months ended September 30, 2006 – $89,189) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10	Fourth Quarter

None.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11	Proposed Transactions

The Company recently entered into a Transaction Framework Agreement to acquire an effective 51% of Lebowa Platinum Mines Limited from Anglo Platinum. Please refer to discussion in 1.2 Overview.

1.12	Critical Accounting Estimates

The Company's accounting policies follow the same accounting policies and methods of application as presented in note 3 of the consolidated financial statements for the year ended December 31, 2006, and as presented in changes in accounting policies item 1.13 and note 3 of the consolidated financial statements for the nine months ended September 30, 2007 which have been publicly filed on SEDAR at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,

  the carrying values of mineral property, plant and equipment,

  reclamation costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of mineral property, plant and equipment.

Site reclamation costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, requires inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on January 1, 2007.

Section 3855 requires all financial assets, financial liabilities and derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14	Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the term loan approximate its fair value based on market rates of interest. It is not practicable to determine the fair values of amounts receivable due from to related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments.

1.15	Other MD&A Requirements

Not applicable.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 8, 2007. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				185,068,607

Warrants	December 31, 2008	$ 1.35		167,000,000

Share purchase options	December 14, 2007	$ 1.40	135,000
	December 17, 2010	$ 1.40	2,695,000
	October 15, 2012	$ 2.97	4,629,000
	October 15, 2012	$ 3.27	376,000	7,835,000

1.15.3	Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended September 30, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.